# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crypto Co, CIK 0001688126
CUSIP: 229061027
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 23823 Malibu Road,, #50477,, Malibu,, California (CA), 90265
Date of event which requires filing of this statement: 06/27/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-026589
Filed by CIK 0002029754

## Reporting persons
- Jared Strasser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 177,515,459; shared voting power 0; sole dispositive power 177,515,459; shared dispositive power 0; aggregate amount beneficially owned 177,515,459 (4.5514% of the class)
  Comment: (1) 177,515,459 shares of Common Stock beneficially owned by the Reporting Person consist of (i) 57,143 shares of Common Stock owned by Big Ideas Consulting, LLC, a Delaware limited liability company, which is wholly owned by the Reporting Person, and (ii) 177,458,316 shares of Common Stock directly owned by the Reporting Person. (2) The aggregate percentage of Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer's calculation that it had 3,900,220,360 shares of Common Stock outstanding on August 10, 2025.

## Item 1. Issuer
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 Malibu Road, #50477, Malibu, CA, 90265

## Item 2. Person Filing
Name of person filing: Jared Strasser
Address of principal business office or, if none, residence: c/o The Crypto Company 23823 Malibu Road, #50477, Malibu, California 90265
Citizenship: This Statement on Schedule 13GA is filed by Jared Strasser, a citizen of the United States of America ("Reporting Person"). c/o The Crypto Company 23823 Malibu Road, #50477, Malibu, California 90265

## Item 4. Ownership
Amount beneficially owned: 177,515,459 shares of Common Stock beneficially owned by the Reporting Person consist of (i) 57,143 shares of Common Stock owned by Big Ideas Consulting, LLC, a Delaware limited liability company, which is wholly owned by the Reporting Person, and (ii) 177,458,316 shares of Common Stock directly owned by the Reporting Person. The Reporting Person beneficially owns approximately 4.5514% of the outstanding shares of Common Stock. This percentage is calculated based upon the Issuer's calculation that it had 3,900,220,360 shares of Common Stock outstanding as of August 10, 2025. (c) Number of shares as to which the Reporting Person has: (i) Sole power to vote or to direct the vote: 177,515,459 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 177,515,459 (iv) Shared power to dispose or to direct the disposition of: 0
Percent of class: 4.5514%
Sole power to vote or to direct the vote: 177,515,459
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 177,515,459
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jared Strasser: /s/ Jared Strasser, Jared Strasser (08/13/2025)